News Release

Resin Systems Signs Long-term Composite Utilities Distribution Agreement

Edmonton, Alberta, March 19, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced the signing of a long term comprehensive definitive distribution agreement with Harwell Hesco Electric Supply Company Ltd. (“Hesco”). The existing agreement between the companies provided for the establishment of this definitive long term distribution agreement. The agreement provides for the distribution of the power, lighting and communications utility products being produced by RSI utilizing the company’s patented “Version” resin systems. The initial region covered by this agreement is the province of Ontario. The agreement contains sales performance criteria and growth objectives, which are aligned with RSI’s overall sales targets.  In addition, the agreement includes the first licensing agreement option awarded by RSI for the production of its patented utility product technologies.

Hesco www.harwellhesco.com  is headquartered in Toronto, Ontario.  Hesco is a full line stocking electrical distributor, which has been supplying its Industrial, Utilities, Institutional, Original Equipment Manufacturers, and Contractor customers since 1957. As an ISO registered company it has stocking branches in Toronto, Barrie, Markham, Hamilton, Burlington and St. Catharines. The company services over 2,000 customers throughout Southern Ontario.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

         Grant Howard President & CEO

      The Howard Group Inc.

Resin Systems Inc.

    Ph: (888) 221-0915

Ph: (780) 482-1953

            Email: grant@howardgroupinc.com     Email: greg@resinsystemsinc.com

www.howardgroupinc.com                                              www.resinsystemsinc.com

John Robinson or Robert Kennedy

 Current Capital Corp.

Ph: (416) 860-0211 or 1-877-859-5200
Email: john@currentcapital.com
 Email: robert@currentcapital.com

www.currentcapital.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.